11/8

04045982

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UTair Aviation

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

FILE NO. 82- 4789

FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/8/04

UTair
AVIATION

ARLS
12-31-02



UTair

A V I A T I O N



Safety



Comfort



Stability



Processability



Reliability



Dynamics



Accuracy

Table of Contents





Dear Ladies and Gentlemen!

The year 2002 has been a year of qualitative growth for the UTair Aviation joint-stock company, another step in the upward-bound development of business and improvement of its efficiency.



As a result, we are the number one helicopter company in Russia in terms of revenues and the scale of business. For the third time, we are the third largest Russian passenger airline in the number of passengers transported domestically, and the fourth largest company in the absolute category, owing to the number of passengers carried both on domestic and international flights.

UTair Aviation is a large vertically integrated aviation and transport holding that includes a major world helicopter fleet with Russian-manufactured helicopters, a huge passenger aircraft fleet supplied with the cutting-edge on-board equipment in accordance with the latest international requirements, a team of highly experienced specialists both for the main and supplementary manufacturing units, a full-cycle aviation and technical complex, a training center, a major airline transportation sales system in Russia, maintenance facilities, etc. The range of services provided by the company is unique compared to other domestic and international airlines. It includes regular passenger and charter flights, VIP flights, helicopter operations, maintenance services, including overhaul repair, training aircraft and additional personnel, catering services, etc. The company keeps expanding its business geography. In addition to traditional regions, the Khanty-Mansi Autonomous Area and the Tyumen region, in whole the company actively develops new markets in the European part of Russia, the CIS states, and countries outside the CIS.

The company's management carries out gradual policies set to optimize corporate governance and improve the efficiency of business. A lot was done in 2002 to divide the organizational structure of the company into business branches, in order to ensure more efficient cost management and calculation of service costs. A business planning system has been introduced in 2002, which is actively used now.

Serious attention is also paid to marketing activities. In 2002, the airline company made a brave and important step as part of its strategic business development plan. It changed its brand. The rapid business expansion of the company in 2002 created a gap between the meaning of the old brand name and the company's real position in the airline business. Having a strong link between the old brand name and the geography of business ensured consumer loyalty of inhabitants of the Tyumen region and, at the same time, impeded the distribution of UTair's services in other regions as well as was quite misleading in terms of describing the real scale of the business of the airline company. Meanwhile, this created misunderstanding between consumers, as they thought UTair was connected with other companies in the region. In addition to problems that were mainly of a marketing nature, there was a legal problem with having the TAT brand painted on aircraft, as a similar brand already exists and belongs to a French airline company. To date, operating under the UTair brand the airline company builds service standards that, on the one hand, bring the company in the forefront among other airlines, and on the other hand, provide clients with services they are looking for that to become a decisive factor in Russia, when choosing an airline company to fly with.

On behalf of the UTair Executive Board, I would like to express my deepest gratitude to the company's employees, whose efforts and professionalism made it possible for the airline company to occupy a leading position in the industry and create a strong basis for its further successful development. Let me say the special thanks to our clients, whose choice and trust make our airline company feel confident about successful and mutually beneficial cooperation in the strategic future.

General Director
Andrey Martirosov


ЮКОС
FiatAvio
РОСТОВСКИЙ ЗАВОД
ГРАЖДАНСКОЙ АВИАЦИИ № 412

Major Events

In 2002, within the bounds of the Russian national award «Wings of Russia», UTair Aviation JSC won the first prize and the title of «The Airline of the Year» in the nomination «Airline – a participant of servicing industries of the Russian economy».



JANUARY

On January 22, at a ceremony of awarding State Decorations in the Yekaterininsky Hall of the Moscow Kremlin, Russian President Vladimir Putin decorated Inna Kopets, Advisor to the General Director of UTair Aviation JSC for Public Relations, with the Order of Honor for her contribution in the development of civil aviation in Russia.

FEBRUARY

On February 7, UTair Aviation JSC celebrated the 35th anniversary of its successful operations on the Russian and international markets of air transport services.

MARCH

On March 13, UTair Aviation JSC was awarded an extension of UN contract for transport support of the peacekeeping mission in Sierra Leone using two Mi-26 helicopters, for one year.

On March 20, Igor Peskov the Financial Director of the airline, was recognized as the Financier of the Year in the Corporate Finances nomination within the Russian national contest organized by the «Interpress-Finansy» agency and supported by the Russian Chamber of Industry and Commerce. Managers of over 1,000 Russia's major companies participated in the contest.

APRIL

On April 4, 2002, for expanding opportunities for sales of its air transportation services UTair Aviation JSC struck an agreement with the Amadeus air booking global system on providing it with resources of the airlines' flights.

On April 11, the Supervisory Board of UTair Aviation JSC approved a preliminary annual report on production and financial operations and annual Financial Statements.

The airlines' Executive Board adopted the 2002 business plan.

MAY

UTair Aviation JSC increased its fleet of Tu-154M planes. The new aircraft is a Tu-154M liner with a standard three-compartment cabin made in 1992. It was purchased from an Estonian airline company.

On May 30, the annual general shareholders' meeting took place. The company's annual report and financial statements were adopted. Profit distribution suggested by the Supervisory Board was approved. A decision on paying RUR0.06 in annual dividends per an ordinary share was made. By the majority of votes, shareholders approved the new name of the company, UTair Aviation JSC. The meeting also adopted the amended Articles of Association of the Company.

JUNE

TAT Leasing Company LLC was incorporated with the participation of the airlines' subsidiaries. Among its goals is interaction with credit and financial institutions for attracting resources for purchasing new aircraft with its further passing to financial leasing to the airline company.

The United Nations and UTair Aviation JSC prolonged a contract for transport support of the peacekeeping mission in East Timor using a Mi-26 helicopter, for one year.

On June 8, the airlines' Executive Board adopted a repositioning program due to the change of the company's name. Changing the company's legal address was discussed.



Major Events

JULY

The United Nations and UTair Aviation JSC prolonged a contract for transport support of the peacekeeping mission in Western Sahara using three Mi-8T helicopters, for one year.

The Executive Board adopted a collective agreement of the airline for 2002.

AUGUST

The United Nations and UTair Aviation JSC prolonged a contract for transport support of the peacekeeping mission in Eritrea using a Mi-8MTV helicopter, for one year.

UTair Aviation JSC and the United Nations Office for Project Services (UNOPS) signed a cooperation memorandum. In addition to transport support to peacekeeping missions, cooperation includes servicing social and economic projects in the field of supporting ethnic minorities, protection of cultural and historic values, scientific exchange and educational programs, healthcare and sports, support of small businesses, and development of information technologies.

UTair Aviation JSC participated in the Civil Aviation 2002 exhibition.




U·N
UN 059

DECEMBER

Within the Russian National Contest "A Russian Organization with High Social Efficiency", UTair Aviation JSC was awarded a certificate for achievements in organization of social work.

UTair Aviation JSC participated in the 2nd SAKS Siberian Airspace Show – 2002 SAKS.

The airline started transport support of UNMOVIC in Iraq using three Mi-8MTV helicopters.

NOVEMBER

At a meeting of the Supervisory Board, a decision was made on creating a separate structural division, ZapSibCatering, based on the department of services. It is a subsidiary of UTair Aviation JSC based in the city of Surgut and aimed at servicing passengers on board the airlines' aircraft.

An extraordinary general shareholders' meeting decided to amend and make additions to the company's Articles of Association.

OCTOBER

A business aviation division was created. The use of a Gulfstream aircraft started.

The airline's Executive Board decided to reorganize the system of cabin catering and servicing.




UTair
МИ-26Т

The Airline's Position In The Industry

According to the State Civil Aviation Service, further growth of air traffic was registered in Russia in 2002.


UTair

In the total volume of passengers in the Russian civil aviation industry, UTair's share was 4.6 percent, in total cargo traffic its share reached 1.3 percent.

In total, the passenger traffic gained almost 7 percent throughout the industry. The growth was 1.5 million passengers against 2001. All kinds of passenger traffic, including international, domestic, and local flights, advanced.

The company's achievements overcame reduced average figures for the industry. While passenger traffic gained 5.8 percent in Russian civil aviation on average, UTair's passenger traffic advanced 22 percent. In the industry, cargo and mail delivery went up 2.1 percent, while the company increased this figure by 27 percent.

Growth of major indices of UTair's transport operations as compared to the average growth rate of the industry


5.8
22.0
2.1
27.0
Passenger traffic
Cargo traffic
Civil Aviation Service
UTair





Priority Lines Of The Airline's Activities

UTair Aviation is a complicated multi-level and functionally diversified structure that runs the Russia's largest air fleet of 117 planes and 168 helicopters. Its structure includes six airports, an Aircraft Repair Facility, Aviation Technical Centers, a Training Center, a Sales System, a Specialized Organization of Maintenance Supply, and a Subsidiary Airline Company.



UTair Aviation executes passenger transportation both on international and domestic flights. Planes used for international flights are equipped with traffic alert and collision avoidance systems (TCAS), satellite navigation systems, noise suppression systems, oxygen equipment, etc. in accordance with the latest international aviation requirements.

Passenger Traffic

UTair Aviation is among Russia's top five air carriers. Over 1 million passengers choose UTair every year. They prefer the high level of flight safety, quality of rendered services, regularity of flights, a convenient route network and schedule, and a flexible tariff system.

For the purpose of one of the airline's priority lines in the improvement of passenger transportation, the company implements a program of qualitative improvement of services for passengers before, during and after a trip.

The system of sales of air transport services is being improved. The range of additional services rendered to passengers while booking and buying tickets (online booking, free delivery of tickets, and opportunities to buy tickets in any part of the world) is being expanded. An up-to-date program of facilitating frequently flying passengers is being implemented.

A three-class division of cabins has been introduced for Tu-154 aircraft and a two-class division for Tu-134 aircraft. Services of business, comfort and economy class are rendered. Facilities for onboard catering have been created. Various hot courses and hors d'oeuvres, soft drinks and liquors are served to passengers. The efficiency of activities of offices of the airline is being enhanced at airports. A single company-wide quality standard is being introduced.

An increase in the passenger traffic was 22.4%, people '000


403
736
1,012
1,239
1999
2000
2001
2002

An increase in passenger miles was 25%, millions of kilometers


700
1,090
1,681
2,101
1999
2000
2001
2002

▶ Plane Fleet – 117 Liners

Type	Total number	Owned	Rented	Change in the total number against 2002
Tu-154B	4		4	-2
Tu-154M	9	9		
Tu-134	20		20	+8
An-24	11	10	1	+1
An-26	1	1		-1
An-2	51	46	5	-1
Yak-40	21	21		-1




EXIT

Priority Lines Of The Airlines' Activities

VIP Transportation

Large-scale development of corporate business in Russia has created a stable demand for a specific kind of aircraft services – business transportation. Customers of VIP transportation are provided with aircraft reequipped as a luxury class. Passengers travel with maximum comfort: they are provided with soft armchairs, conference rooms, bars, video rooms, restaurant-type catering of the highest level, unlimited choice of elite liquors, etc.

In 2002, UTair Aviation created a business aviation division that includes a Gulfstream IV-SP, a Tu-134, two Yak-40, and three Mi-8 aircraft.



Broadening Route Network

UTair continued expanding the network of its air routes in 2002. Traffic was increased on many routes. Some new domestic routes were opened including Surgut – Khanty-Mansiysk – St. Petersburg, Nizhnevartovsk – St. Petersburg, Tyumen – St. Petersburg, Moscow – Anapa, Moscow – Sochi, Tyumen – Anapa, Tyumen – Mineralnye Vody, and some international routes such as Surgut – Donetsk, Surgut – Simferopol, Surgut – Bishkek and Tyumen – Gyandzha.

Optimization Of Schedule

In 2002 UTair shifted from an extensive strategy of its development to an intensive strategy aimed at increasing economic efficiency of passenger transportation. A complex program of optimizing the network of air routes, schedule, the system of managing the aircraft fleet and flight planning was launched. The results of these activities became vivid already in the first quarter of 2003: the average share of occupied seats was raised by 11 percent, which led to increased economic parameters of the transportation business. A program of transportation in the airports of Surgut, Tyumen, Khanty-Mansiysk was developed further. A broad network of connected flights that promoted transit passenger traffic on regional, main domestic and international routes was formed. The company started using the airports of Kurumoch (Samara) and Borispol (Kiev) as hub airports.

Regularity Of Flights

Tu-154 aircraft of UTair made 5,603 flights in 2002, some 88 percent of them were on time. Delays were caused by unsatisfactory weather conditions in 35 percent of the cases and by untimely servicing by airports in 20 percent of the cases.

Tu-134 aircraft made 6,264 flights, some 86 percent of them were on time. The main reasons for flight delays were unsatisfactory weather conditions (53 percent of all cases of delay) and untimely servicing by airports (13 percent).

An-24 aircraft made 6,553 flights, 84 percent of them were on time. The main reasons for flight delays were unsatisfactory weather conditions (63 percent of all cases of delay) and untimely servicing by airports (18 percent).

Yak-40 aircraft made 7,090 flights, some 87 percent of them were on time. The main reasons for flight delays were unsatisfactory weather conditions (45 percent of all cases of delay) and untimely servicing by airports (26 percent).


РОССИЯ





Helicopter Operations

The share of helicopter operations in the structure of the airline's revenues is over 40 percent and currently it is the most profitable direction of activities of the airline.



Flight time of aircraft, hours



2002
2001
29,878
23,830
6,652
5,914
50
1,051
3,825
3,638
63
38
Mi-8
Mi-8MTV
Mi-6
Mi-26
Mi-10

The business strategy of UTair Aviation JSC is based on a balanced development of passenger transportation and helicopter operations aimed at providing stability of the airline under the conditions of decreases in world and regional sectors of civil aviation. The share of helicopter operations in the structure of the airline's revenues is over 40 percent and currently it is the most profitable direction of activities of the airline.

A vertically integrated structure of businesses, vast experience in the sphere of using helicopters in any climate and geographical zones, the largest Mi helicopter fleet with aircraft of different cargo capacity and various functions (Mi-26, Mi-6, Mi-10, Mi-8MTV, Mi-8AMT, Mi-8T), the high level of flight safety and quality of services are the main factors of the airline's success in the Russian aviation market that form the potential for the airline's entering the reputable international aviation markets.

The tendency to consolidate and sell non-core assets of the Russian raw material production and processing industries promotes the increased demand for services of competent specialized helicopter companies to carry out transportation, constructing and mounting activities, service floating drilling platforms, monitor gas and oil pipelines, etc., which can enable a customer to avoid unforeseeable production complications and non-operating expenses on servicing and maintaining its own helicopter fleet.

UTair services of air ambulance, taking aerial photos and capturing aerial video of facilities and areas, conducting search and rescue flights are in stable demand in districts with rugged terrain and the lack of transport infrastructure.

Performance characteristics of Russian aircraft provide the airline with substantial competitive advantages against foreign helicopter companies in respect to productivity, reliability and easy maintenance. Economic justification and rationale of using UTair helicopters abroad is testified to by long-term cooperation with the United Nations Organization.

▶ Helicopter Fleet – 168 helicopters

Type	*Total number*	*Owned by UTair*	*Rented*	*Changes in the total number of aircraft compared to 2002*
Mi-26T	19	17	2	+2
Mi-6	8	8		
Mi-8MTV	23	18	5	-4
Mi-8AMT	1	1		
Mi-8T	117	117		-5



Helicopter Operations

Domestic Helicopter Operations

The volume of helicopter activities that were carried out in the interests of enterprises of the power supply sector in 2002 remained at the level of 2001. The volume of aicraft activities in the oil, gas, health care and forest protection sectors continued advancing. The tendency of the decreasing volume of activities carried out in the interests of geological exploration remained, which was due to the total decline in this sector after obligatory payments by oil producing companies to restore the natural resources base to the state fund of financing geological exploration had been cancelled.

The real volume of the annual operating flight time of Mi-8T, Mi-8MTV and Mi-26T helicopters increased by 5 percent, 6 percent and 10 percent respectively compared to the business plan.

The volume of air operations of Mi-8T, Mi-26, Mi-10 and Mi-8MTV-1 aircraft grew by 25 percent, 5 percent, 66 percent and 5 percent respectively in 2002 compared to 2001.

The average flight time amounted to 351,889 hours in 2002, which was 10 percent higher than in 2001. The ratio of sectors in the structure of flight time remained at the level of the previous year with the oil sector having the largest share (more than half of the volume of impleme[illegible] activities).



International Helicopter Operations

Since 1991, UTair Aviation JSC has been actively participating in transport support of UN peacekeeping missions. Under contracts with the United Nations Organization, the company's helicopters have worked in various countries, including Yugoslavia, Angola, Cambodia, Mozambique, Somali, Western Sahara, Central African Republic, and Iraq.

After prolonging a number of contracts due to winning tenders in 2002, the company has continued working under a contract, which is the largest among helicopter companies, providing helicopter transportation for the United Nations. Currently, the company provides transport support to peacekeeping missions in Sierra Leone (Africa), East Timor (Indonesia), Eritrea (Africa), and Western Sahara (Africa). In total, the company operated 19 helicopters under contracts with the UN in 2002, including two Mi-26T, eleven Mi-8MTV and five Mi-8T helicopters.

Structure of revenues from aircraft operations in 2002


7.2% other
8.3% gas sector
4.4% air ambulance
0.5% electric energy sector
0.4% forest protection
76.0% oil sector
3.2% geology

In Sierra Leone, the airline worked with four Mi-8MTV, two Mi-8T, and two super-heavy Mi-26T helicopters that were purchased by the company particularly for implementing this contract. UTair employees are proud that their fleet of these aircraft has no peers in the world.

In Eritrea, five Mi-8MTV helicopters have been used, four of them since October 2000, and one since September 2001.

In East Timor, two Mi-8MTVs and a Mi-26T were used. On September 27, a contract for the Mi-26T helicopter operation expired. The helicopter flew to the company's base in the city of Surgut covering 13,600 kilometers from Dili (East Timor) through Singapore and Malaysia, Thailand, Myanmar, India, Pakistan, Iran, Turkmenistan, Uzbekistan, and Kazakhstan, which took it 62.5 hours.

In Western Sahara, three Mi-8T helicopters operated. They were delivered to Western Sahara in 2001. The contract was prolonged until August 2003.

In December, the airline company won a tender for servicing UN inspectors in Iraq. In December 2002, three helicopters started working under this new contract.

Average flight time in respect to sectors of economics in 2002


7.6% other
10.0% gas sector
5.3% air ambulance
0.6% electric energy sector
0.9% forest protection
72.7% oil sector
2.9% geology

By the average flight time understand the flight tome of all types of aircraft reduced to the flight time of An-2 using the following factors: Mi-8 – 6.6; Mi-8MTV – 8; Ka-32 – 8; Mi-6 – 14; Mi-10 – 15; Mi-26 – 25.

Flight time under UN contracts, 2002-2001, hours


3,351
1,141
8,348
6,924
1,799
1,206
Mi-8
Mi-8MTV
Mi-26
2002
2001

Revenues from operations under UN contracts, millions of USD


4
22
35
40
1999
2000
2001
2002




UTair

Helicopter Operations

"The UN market is rather complicated," General Director of UTair Aviation JSC Andrey Martirosov pointed out. "Western companies estimate it as the most complicated and unattractive for them. This is understandable. In a toughest competition, with the dumping from unscrupulous operators, and extremely difficult tender execution in the Organization, the final stage of the process, i.e. sending a helicopter abroad, is preceded by enormously responsible and complicated work performed by specialists of the airline company."

According to Deputy General Director of the company for foreign economic activities V. Bachurin, the choice of UTair by the United Nations Organization testifies to the world level of services rendered by the airline, and high competitive advantages of Russian machines that allow the maximum wide range of tasks to be settled, which Western competitors sometimes fail to do.

For the purpose of further development of cooperation and reaching the maximum efficiency in coordinating activities for the benefit of the UN, UTair Aviation JSC opened an office in New York in November, 2000.







Repairing Of Aircraft

For the purpose of stable, uninterrupted and safe work of aircraft, the airline company has one of Russia's largest plants for overhauling and maintenance of helicopters and aviation technical centers where maintenance and repair of planes can be executed in hangars.

Aircraft repair plant #26 within UTair Aviation JSC, located in the city of Tyumen, was certified for overhauling and maintenance of Mi-8, Mi-8MTV, Mi-8AMT, Mi-2, and An-2 aircraft, and units and equipment of these aircraft.

The plant was established in 1941 for repairing military planes and other aircraft and is currently the leading aircraft repairing enterprise in Western Siberia and the Urals that executes about 90 percent of aircraft repairing in the Tyumen region.

Over the entire period of its operations, the enterprise has repaired 8,500 helicopters and planes. Many years' experience in repairing and maintenance of aircraft has enabled the company to create and use an optimal technology for high quality of works combined with relatively low prime costs. Efficiency of this technology is testified to by successful use of aircraft repaired at the enterprise in Russia and beyond the CIS, including under extreme weather conditions in Latin America, Africa, and Indochina. A Certificate of Compliance of the State Service of Civil Aviation of the Russian Transport Ministry and an Overhaul and Repair Station Certificate of the Aviation Register of the Interstate Aviation Committee confirm that the plant's technology and equipment meet up-to-date requirements of aircraft repairing.

The plant's average output is 15 to 18 Mi-8 helicopters per month. The enterprise effects repair works both in-house and on site. At the same time, the plant repairs helicopters on special orders (installation of special equipment) for working abroad, including on-site repairing. In 2002, the plant constructed and put in operation a warehouse for painting helicopters.

About 50 percent of its orders for repairing aircraft is executed for UTair Aviation. At the same time, over 25 Russian airline companies use the service of the plant regularly. Out of 350 employees of the enterprise, over 50 percent have 20-year work experience.





Maintenance

UTair Aviation has six aviation technical centers in the airports of Noyabrsk, Surgut, Mys-Kamenny, Tazovsk, Khanty-Mansiysk, and Beryozovo, line stations at the Plekhanovo and Roshchino airports (the city of Tyumen), and Tobolsk, and a technical line in the Beloyarsky airport. The airline company owns buildings, facilities, equipment and vehicles in the airports of Plekhanovo and Roshchino (the city of Tyumen), Surgut, Beryozovo, Noyabrsk, Mys-Kamenny, Tazovsk, Khanty-Mansiysk, and Vnukovo (Moscow).

The aviation technical bases of the company, that are in charge of aviation engineering support of aircraft flights, were certified for technical maintenance of the following aircraft: Il-76, An-12, An-24, An-26, An-2, Tu-154, Tu-134, Yak-42, Yak-40, Mi-26, Mi-10, Mi-6, Mi-8, and Mi-2. They have necessary equipment for high-quality servicing and maintenance of planes and helicopters, engines and radio electronic equipment of aircraft, and are equipped with hangar complexes. Currently, full-scale activities for transition to servicing aircraft regarding their technical condition are underway, which helps use resources of aircraft more efficiently and expediently.

For servicing aircraft, the airline company has hangar complexes for all types of planes and helicopters. Professional organization of the engineering and technical service allows the helicopter fleet to constantly on alert for execu



tions in climates with a wide range of temperatures, in swamplands, near sand fills at deposits of mineral resources, and far from their bases.

Personnel Training

The Personnel Training Center, non-profit partnership of UTair Aviation, was established for training and advanced training of aviation personnel of the Tyumen Civil Aviation Department in 1967. It is one of the largest aviation training centers in Russia.

The Center offers:

- training and advanced training of flight, engineering and technical personnel for the following aircraft: Tu-154, Tu-134, Il-76, An-12, An-24, An-2, Yak-40, Mi-26, Mi-6, Mi-10K, Mi-8, Mi-8MTV, and Mi-2;
- training of crews for international flights;
- primary training and advanced training of flight attendants, flight operators, specialists of delivery and aviation safety services, and other specialists.

The Center has a training building with 41 rooms, a library, an assembly hall, seven simulators of the following aircraft: Il-76, Tu-134, An-26, Yak-40, An-2, Mi-8 and Mi-6, and a training squadron.

For training specialists, the latest achievements of information technologies are used. For this purpose, the Center is equipped with a computer network that links five classrooms. 16 teachers and 8 simulator instructors train students. If necessary, specialists of UTair Aviation are invited to participate in training. The personnel of the Center include 73 specialists.

The Center has been the first aviation training center in Russia to train flight, engineering and technical personnel for working aboard Il-76 and Mi-26 aircraft.

Specialists of the Center have experience in working with foreign students. Pilots and mechanics for Mi-8 and Mi-8MTV helicopters from Columbia, the Republic of South Africa, and Yugoslavia were trained here. Classes took place both at the Center and outside Russia.

In 2002, the Center trained 3,922 students gaining 37.2 percent against 2,858 students in 2001. 338 training sessions took place as compared to 273 in 2001 (+23.8 percent), including:

- with UTair specialists – 63 percent;
- with specialists of other companies (2,449 people) – 37 percent.

At advance training courses 340 pilots 35 navigating officers, 127 onboard engineers and mechanics, and 58 flight attendants were trained. 12 candidates for pilots-in-command and over 300 other specialists were prepared. 1,063 specialists underwent additional and other kinds of primary training.





Sales System

To ensure an efficient calculation of sale proceeds from transportation services UTair built its own sales system that is the number one now among other airlines in Russia. Over 70 percent of all transportation services of the airline company are handled by the Air Transportation and Services Center, which makes it possible to track transportation revenues in real time. UTair sales offices are located in Khanty-Mansiysk, Surgut, Nizhnevartovsk, Tyumen, Moscow, Noyabrsk, Samara, Sochi, Krasnodar, Pyatigorsk and many other cities in Russia and the CIS.



Catering

Providing passengers with the best quality of onboard services is a priority of the company's service division. A separate division ZapSibCatering was established in December 2002 as part of the process of working out common corporate service standards.

ZapSiCatering owns catering plants in the Surgut and Khanty-Mansiysk airports that are able to produce 10,000 high-quality entrees per day. UTair offers an extended variety of dishes, cokes and alcoholic beverages to its passengers.

Airport Business

UTair has five airports that it manages itself. They are located in Noyabrsk, Berezovo, Plekhanovo (Tyumen), Mys-Kamenny and Tazovsk. The Noyabrsk airport is a federal airport and can receive first-class aircraft (Il-76 and Tu-154).

In addition, the airline company owns a 26-percent stake in the authorized capital of the Surgut airport, 4.8 percent in the Beloyarsk airport, 45.5 percent in Kondinsk, and 49 percent in Oktyabrsky.

Airport business accounts for some 3 percent of the total revenue structure of the airline company.

Maintenance Supply

A specialized maintenance supply organization Tyumenaviatekhsnab (Tyumen, the Roshchino airport) is part of UTair Aviation. It includes warehouses, access roads, transport, and handling equipment.

Subsidiary Airline Company

UTair Aviation owns a subsidiary airline company Tyumenspetsavia, which is a closed joint-stock company. It operates An-2 aircraft. Tyumenspetsavia transports passengers, mail and cargo, handles various types of aviation activities (aerovisual survey of oil and oil products, forest protection, and aviation and chemical works) in the Khanty-Mansiysk Autonomous Area, in the south of the Tyumen region, as well as in the Krasnoyarsk and Kurgan regions.

Personnel

To date, the current market of aviation services and a high competition level set tougher fight safety and regularity requirements as well as service quality requirements for airline companies. Maintaining and improving these characteristics very much depends on a highly experienced personnel. Therefore, among the priority tasks of UTair Aviation's management is to carry out targeted personnel policies based on the principle of the constant and regular improving employees' professionalism and attracting new specialists, who are able to ensure the efficient usage of their knowledge and skills. The company's image, its everlasting adherence to the best civil aviation traditions in Russia, strict requirements for employees' professionalism and the possibility to improve it – all these create positive psychological climate in the airline company, strengthen its corporate principles, and attract young and promising employees to the company.

Owing to wise personnel policies, the company now has a team of highly professional and dynamically developing people, the total of 4,662, including 4,508 involved in the main activities of the airline company. Compared to 2001, UTair's personnel added 16.4 percent.





Personnel

Owing to wise personnel policies, the company now has a team of highly professional and dynamically developing people, the total of 4,662, including 4,508 involved in the main activities of the airline company. Compared to 2001, UTair's personnel added 16.4 percent.




CTB

Labor efficiency (revenue to the number of personnel), USD*


9,259
22,869
35,866
36.623
1999
2000
2001
2002

The average salary per person continued to grow in 2002, i.e. from RUR11,262 in 2001 to RUR14,566 in 2002, which is a 29.3 increase.

Compared to 2000, the average salary per person doubled.

The labor efficiency per person added 7.7 percent, against the previous year, and 80 percent against 2000, which testifies to positive production dynamics.

Both helicopter and aircraft parks of the airline company are operated and maintained by the air staff and engineering specialists. Their total number is 1,625 people. Over 50 percent of the air staff are eligible to fly on international flights.

Average salary per person, USD*


137
256
374
458
1999
2000
2001
2002

Equal Opportunities

UTair's management pays serious attention to the establishment of the corporate culture, based on the principle of respecting the human rights in the labor sphere, creating the system of corporate values, providing everybody with equal opportunities, avoiding any discrimination in the process of hiring new employees and during the work process. The company staffs representatives of 30 nationalities, three indigenous peoples of the extreme north of Russia, and eight religions. There are more than 30 women in the company's top management. People of five nationalities are in the Supervisory Board and in the Executive Board of UTair Aviation.

* The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar (US$) at 31 December 2002 was RR 31.7831:US$1, at 31 December 2001: RR 30.14:US$1, at 31 December 2000: RR 28.16:US$1, at 31 December 1999: RR 27:US$1.





Social Benefits

The airline company provides a whole range of social benefits to its employees, including paying for the day care, free sanatoriums, free transportation to sanatoriums, free rest houses, bonus payments on special occasions, bonus pension payments, and a severance pay.



The company pays a special attention to pensioners and veterans. A special program was elaborated to render an additional financial assistance to retired employees, including bonus payments, healthcare, free transport, etc. A Veterans' Council was founded within the company that renders all necessary assistance to participants of the WWII, and labor veterans.

In 2002, UTair was disseminating free plane tickets among WWII veterans, so that they could arrange meetings with their army friends, and participate in events arranged by the Russian Committee of WWII Veterans celebrated on the Victory Day.

Training

Based on its own Training Center, which is considered one of the largest in Russia, UTair arranges training programs for the air staff and engineering specialists on a regular basis in the following way:

1. Initial training in various fields:

- conducting international flights;
- the usage of satellite navigation systems;
- operating Mi-8T, Mi-8MTB, and Mi-26 helicopters, including both theoretical and practical training courses.

2. Advanced training and extension courses for the air staff and engineers with regards to the following types of aircraft:

- Tu-154, Tu-134, Yak-40, An-24, and An-2
- Mi-8, Mi-8MTV, Mi-26, Mi-10K, and Mi-6

3. Extension courses in spoken English and radio traffic.

4. Initial and advanced training of flight attendants, flight operators, specialists of the delivery service and specialists of the airport security service, as well as other specialists.

Special simulation activities were introduced for the air staff, in order to obtain, maintain and improve practical skills of UTair crews in acting in various and extraordinary flight conditions. The air staff has to use training simulators for at least three hours every three months. The main aim of pilot training activities is to maintain and improve aircraft operating skills of pilots, and is carried out in the following way:

- systematic exercises using complex training simulators;
- making a certain number of landing approaches in poor weather conditions, or using the equipment simulating various weather conditions on a regular basis.

UTair pilot divisions prepare pilots to work alone, and to receive all the necessary professional skills. This includes:

- a theoretical course;
- practical courses with aviation equipment;
- simulator activities, aircraft operation.

UTair's pilots of all categories and positions undergo extension courses in the Training Center on a regular basis twice a year. Every year between taking the extension courses, pilots of the airline company have to take tests in special disciplines, in order to renew their specialist certificates.

In the next several years, the main aim of personnel policies of UTair will be to further improve the qualification of the company employees, develop and reinforce its team of professionals able to solve strategic development tasks of the airline company.





Information For Shareholders And Investors

General Information

UTair Aviation JSC can trace its history back to February 7, 1967. At that time, the Tyumen Civil Aviation Department was set up by a Decree of the Civil Aviation Minister of the USSR, which was later transformed into the state-run aviation company Tyumenaviatrans.

(Decree #1 of the Civil Aviation Minister of the USSR of January 4, 1991).





According to Presidential Decree #721 of July 1, 1992, the aviation company Tyumenaviatrans was transformed into an open joint stock company. The company was renamed UTair Aviation JSC by a decision of the company's general meeting on October 1, 2002.

The founder of the company is the State Property Committee of the Russian Federation. The company was registered by the administration head of the Central District of Tyumen on October 28, 1992.

The auditor is RSM Top-Audit Ltd. located at: 43-1 Pokrovka Street, Moscow, 105062, Russia, tel./fax: (095) 916-0911. License # E 004827 issued by the Russian Finance Ministry on August 1, 2003.

Special registrar is Registrator R.O.S.T. JSC located at: 18-13 Stromynka Street, Moscow, 107996, Russia. Tel. (095) 771-7332. License #10-000-1-00264 issued by the Federal Commission for the Secu-rities Market of the Russian Federation on December 3, 2002.

Shares

The company's authorized capital is RUR577,208,000 (five hundred seventy seven million and two hundred eight thousand rubles). It is divided into 577,208,000 (five hundred seventy seven million and two hundred eight thousand) ordinary shares with a nominal value of RUR1 (one ruble) each.

There have been three issues of shares:

- The first issue was registered by the financial authorities of the Tyumen regional administration on October 30, 1992, reg. #1171-1P-37. The size of the issue was 575,223 shares, with a value of RUR1 each.
- The second issue of shares was registered by the financial authorities of the Tyumen regional administration on July 11,1996, under #67-1-1064. The size of the issue was 1, 985 shares, with a value of RUR1 each.
- The third issue of shares was registered by the financial authorities of the Tyumen regional administration on August 2, 1996, under #67-1-1073. The size of the issue was 576,630,792 shares with a value of RUR1 each.

Dividends

Dividends in the amount of RUR0.05 per share were paid to shareholders for 2002. The decision was made at a planned general meeting on May 30, 2002, to pay dividends in the amount of RUR0.06 per share (in cash) for 2001.

Share Value, Trade Volume, Capitalization

UTair's shares are mainly traded on the following trading systems in the internal market: the Moscow Interbank Currency Exchange (MICEX) and the Russian Trading System. Since September 2002, the company's shares have also been traded on the St. Petersburg Stock Exchange.

In the RTS system, UTair shares are traded under the code TMAT. The weighted average price of the company's stocks on the RTS was fluctuating from USD0.055 to USD0.063 in 2002. The highest price – USD0.063 per share – was recorded on April 22 and June 18, 2002. The capitalization of the aviation company was USD36.364m, 40 percent more than a year earlier.

Capitalization was USD31.9m at the end of 2002 (the weighted average share price was USD0.055 per share as of December 25, 2002), 22 percent more than a year earlier.

Capitalization dynamics in 2002, in millions of USD


26
31.8
28.2
29.7
36.4
34.6
36.4
33.2
32.9
32.6
32
31.9
January 3
February 1
March 1
April 1
May 6
June 7
July 1
August 7
October 1
November 1
December 2
January 4

Capitalization dynamics, in millions of USD


2.3
9.2
26
31.9
1999
2000
2001
2002



American Depository Receipt Program (ADR)

The program of the American Depositary Receipts of the first levels was registered on May 26, 1998. One depositary receipt corresponds to 100 ordinary shares of UTair Aviation JSC. The depositary bank is The Bank of New York, trading code TYAVY. The company's ADRs are traded over the counter in New York, Frankfurt and Berlin.



Authorized Capital Structure

The total number of issued shares is 577, 208, 000. 25% of shares was owned by the State Property Department of the Khanty-Mansi Autonomous Area as of January 1, 2003, 18.8% – by the Department of Property and Land Relations of the Surgut administration, 2.1% – by the Russian Federation, 30.8% – by foreign investors (including 3.9% of shares sold through the ADR program), 18.2 % was controlled by individuals and 5.1% – by Russian legal entities.

Authorized capital structure


25.0%
Khanty-Mansi Autonomous Area
26.9%
Foreign investors
2.1%
Russian Federation
5.1%
Russian legal entities
18.8% City of Surgut
18.2% Individuals
3.9% ADR





Information About Shareholders Holding No Less Than 5 Percent Of The Company's Share Capital



The State Property Department Of The Khanty-Mansi Autonomous Area

Location and postal address:

5-406 Mira Street, Khanty-Mansiysk, Khanty-Mansi Autonomous Area, the Tyumen region, 628012, Russia

Stake in the company's authorized capital: 25 percent.

The Department Of Property And Land Relations Of The Surgut Administration

Location and postal address:

8 Engelsa Street, Surgut, Khanty-Mansi Autonomous Area, the Tyumen region, 628412, Russia

Stake in the company's authorized capital: 18.8 percent.

Winchesterbay Trading & Investments Ltd.

Location:

Thasos, 3, Dadlaw House, P.C. 1520, Nicosia, Cyprus.

Postal address:

50-351, Ozerkovskaya Naberezhnaya, Moscow, 150054, Russia

Stake in the company's authorized capital: 11.8 percent.

Astrum Holdings Limited

Location:

186, Hammersmith Road, London, W6 7DJ, GB

Postal address:

50-351 Ozerkovskaya Naberezhnaya, Moscow, 113054, Russia

Stake in the company's authorized capital: 8.9 percent.





Management Bodies

- General Meeting of Shareholders – a top governing body;
- Supervisory Board – a permanent collective elective governing body responsible for overall management of the Company;
- Managing Board – a collective executive body;
- General Director – a sole executive body.


RA-65755

Supervisory Board

Name	Position
Novitsky, Vyacheslav Fedorovich	Chairman of the Supervisory Board, Senior Deputy Chairman of the Government of the Khanty-Mansi Autonomous Area
Kopyev, Dmitry Anatolievich	Deputy Chairman of the Supervisory Board, General Director of the FK Central Investment Agency CJSC
Nesterov, Vladimir Stepanovich	Deputy Chairman of the Supervisory Board, Deputy Mayor of Surgut
Amirov, Gadzhi Amirovich	Member of the Supervisory Board, Deputy Chairman of the of the Government of the Khanty-Mansi Autonomous Area. Director of the State Property Department of the Khanty-Mansi Autonomous Area
Maslova, Irina Mikhailovna	Member of the Supervisory Board, legal advisor at the FK Central Investment Agency CJSC
Martirosov, Andrey Zarmenovich	Member of the Supervisory Board, General Director of UTair Aviation JSC
Chemezov, Oleg Leonidovich	Member of the Supervisory Board, Senior Deputy Chairman of the Government of the Khanty-Mansi Autonomous Area

Managing Board

Name	Position
Martirosov, Andrey Zarmenovich	General Director of UTair Aviation JSC
Lebedinsky, Vasily Stepanovich	Senior Deputy General Director
Seregin, Andrey Leonidovich	Senior Deputy General Director
Bekmukhanbetov, Meiramkhan Dzhumabaevich	Deputy General Director for technical maintenance, Technical Director
Bachurin, Viktor Grigorievich	Deputy General Director for foreign economic issues
Demkin, Vladimir Vasilievich	Deputy General Director, Director for Flights
Zaitsev, Viktor Grigorievich	Deputy General Director for inspection, Head of the quality service
Kravchenko, Vladislav Alexandrovich	Deputy General Director, Commercial Director
Petrov, Igor Valerievich	Deputy General Director, CFO



Consolidated Financial Statements

▶Consolidated Balance Sheet as at 31 December 2002

'000 RUR*

ASSETS	Note	31 December 2002	31 December 2001
Non-current assets			
Intangible assets		8,198	3,610
Property, plant and equipment	7	3,489,227	3,229,651
Investments in related companies	8	121,727	105,060
Other long-term assets	17	13,156	-
TOTAL NON-CURRENT ASSETS		**3,632,308**	**3,338,321**
Current assets			
Cash and cash equivalents	9	24,291	47,920
Accounts receivable and prepayments	10	1,467,958	1,203,260
Deferred tax asset	14	11,182	-
Inventories	11	482,559	299,305
Total current assets		**1,985,990**	**1,550,485**
TOTAL ASSETS		**5,618,298**	**4,888,806**
SHAREHOLDER'S EQUITY AND LIABILITIES			
Shareholder's equity			
Share capital	12	2,647,000	2,647,000
Ordinary shares (577,208,000 shares with a nominal value per share of 1 Russian Rouble)		2,647,000	2,647,000
Treasury shares			
Accumulated profit		693,019	146,078
Profit for the year		75,655	546,941
Total shareholder's equity		**3,415,674**	**3,340,019**
Non-current liabilities			
Goodwill of related companies	15	67,610	72,597
Non-current debt	16	150,631	392,226
Other non-current liabilities	17	82,110	-
Total non-current liabilities		**300,351**	**464,823**
Current liabilities			
Current debt and current portion of non-current debt	18	687,741	12,083
Accounts payable and accrued charges	19	793,131	527,275
Taxes payable		421,401	544,606
Total current liabilities		**1,902,273**	**1,083,964**
Total liabilities		**2,202,624**	**1,548,787**
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES		**5,618,298**	**4,888,806**

▶ Consolidated Statement of Operations for the year ended 31 December 2002

'000 RUR*

REVENUES	Note	For the year ended 31 December 2002	For the year ended 31 December 2001
Helicopter operations	21	2,542,118	2,545,071
Passenger operations	21	3,098,060	2,525,284
Other activities	21	129,494	145,964
Total revenues		5,769,672	5,216,319
COSTS AND OTHER DEDUCTIONS			
Fuel expenses (air fuel and lubricants)		(1,164,620)	(896,372)
Wages and payroll taxes		(960,328)	(743,439)
Airport and air navigation charges		(917,580)	(580,505)
Repairs and maintenance of aircraft and aircraft engines		(271,069)	(679,362)
Depreciation		(149,212)	(135,192)
Other expenses		(1,897,636)	(1,761,235)
Taxes other than on income		(37,695)	(32,012)
Increase/(release) of provision for impairment of receivables		(83,577)	128,892
Social expenditures		(32,918)	(33,517)
(Income)/loss on disposal of fixed assets		(33,327)	(59,143)
Other expenses		(11,008)	363,784
Total costs and other deductions		(5,558,970)	(4,428,101)
Interest paid		(129,908)	-
Income from associates		21,653	6,789
Income (loss) from operations		102,447	795,007
Monetary effect and gain (loss) on the net monetary position		736	(105,291)
Income/(loss) before profit tax		103,183	689,716
Tax benefit/(charge)		9,042	(107,973)
Net income		**112,225**	**581,743**
Income per share – basic and diluted – in Russian Roubles		0.194	1.008

* The official rate of exchange, as determined by the Central Bank of the Russian Federation, between the Russian Rouble and the US Dollar (US$) at 31 December 2002 was
at 31 December 2001: RR 30.14:US$1.

Audit Opinion on Financial Statements

Auditor:

RSM TOP-AUDIT LLC

Legal address: 5A Shosse Entuziastov, Moscow, 111024, Russia

Postal address: 43-1 Pokrovka Street, Moscow, 105062, Russia

Telephone +7 (095) 916-0911, fax: +7 (095) 917-8789.

INN (tax payer number) 7722020834

State registration certificate No. 360.640 issued by the Moscow Registration Chamber on April 2, 1992.

License No. E 004827 for audit activities issued on August 1, 2003.

The license is valid for 5 years.

RSM TOP-AUDIT is a member of the Institute of Professional Auditors.

Audited company

Name: UTair Aviation JSC

Location: airport, Khanty-Mansiysk, the Khanty-Mansi Autonomous Area, the Tyumen region, 628012, Russia.

Registration No. 1028600508991 of November 1, 2002.

UTair Aviation JSC has the following licenses:

Operator certificate No. CCBT 006/02 for air transportation and air operations in accordance with the conditions and restrictions set in the Operation Specifications using aircraft Tu-154, Tu-134, An-24, An-26, Yak-40, An-2, Mi-26, Mi-10, Mi-8, Mi-8MTV, Mi-8AMT is valid until April 3, 2003.

License No. 000093 of the FAAD series for airport activities is valid until February 25, 2003;

Other licenses for air transportation and air operations.

▶ Auditor's Report

№ЕЛ-729
25 March 2004

To the Shareholders of Utair Aviation Joint-Stock Company

1. We have audited the accompanying consolidated Balance Sheet of UTair Aviation Joint-Stock Company and its related companies (hereinafter, the Group) as of 31 December 2002 and the relevant consolidated statements – Statement of Operations, Cash Flow Statement and Statement of Changes in Shareholders' Equity for the period from 1 January 2002 to 31 December 2002.

2. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the reliability, in all material aspects, of these financial statements based on our audit.

3. We conducted our audit in accordance with International Standards on Auditing. These Standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the Group's accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. In our opinion, the accompanying consolidated financial statements give a true and fair view of the financial position of the Group as of 31 December 2002, and of the results of its operations and its cash flows for the period from 1 January 2002 to 31 December 2002 in accordance with International Accounting Standards.

R.M. Lerner

General Director

RSM Top-Audit LLC

«РСМ Топ-Аудит» МОСКВА



Profit and Loss Profile

For the year 2002, the airline's profits topped the losses by 4 percent, and thus the operating income reached 188.7 million rubles.

The Company's profit structure has not changed dramatically as compared to the year 2001; more than 50 percent of profit is attributed to transport activities of the Company (regular and irregular passenger flights).



In the year 2002, the most profitable business of the Company, i.e. regular passenger flights (its weight in total proceeds constituted 44.7 percent) brought the Company 2 milliard 441 million 611 thousand rubles, which corresponds to 48.7% increase against the same period in 2001. In addition to the above profit, the Company earned 491 million 901 thousand rubles for irregular flights.

International operations (performance by the Company of UN contracts) are the second important source of the airline's income. This line of activities brought the Company for the reporting period 1 milliard 194 million 934 thousand rubles, which corresponds to 21.9% share in the total income and 19.3% increase against the previous year.

The 2002' Russian aviation operations of the Company brought it 1 milliard 212 million 459 thousand rubles, which corresponds to 22.2% share in the total income of the Company and 9.3% increase as compared to the year 2001.

Income from other operations had not a large share in the total income, corresponding to 2.2% of the total figure and 1.3 % increase compared to the previous year.

The airline's expenditure structure also reflects changes. The most significant increase in expenditures was due to airport and aerial navigation charges. Expenses reached over 850 million rubles, i.e. increased by 80.5% compared to the previous year. Such increase is the subject to 36% growth in airport rates and charges and significant increase in operation turnover.

Labor expenses for the reporting period amounted 691 million 377 thousand rubles, increasing by 61.5 percent against the similar period in the previous year, provided that the share of such expenses in the total expenditure is 13 percent which corresponds to the average figure in the industry. Allocations to extra-budgetary funds increased on a pro rata basis according to the regressive scale.

Fuel and lubrication expenses increased by 48.4 percent against the year 2001 and reached 1 102 million 898 thousand rubles. Such increase is mostly due to the price factor and growth of operation turnover.

Airworthiness maintenance expenses remained high. In 2002, the Company expended about 500 million rubles for such purpose.

Other expenses increased by 24.7% in 2002 against the year 2001, totaling 1 821 million 807.9 thousand rubles. The largest share in such expenditures was attributed to aircraft leasing and rent expenses, passenger service expenses, payments to booking agents.

Income structure, %



44.7%
Regular passenger flights
9.0%
Irregular passenger flights
2.2% Other
22.2%
Helicopter operations in Russia
21.9%
International helicopter operations

Expenditure structure, %



34.5% Other
13.1% Wages
4.1%
Allocations to extra-budgetary funds
1.5% Amortization
20.9% Fuel and lubrication
9.4%
Maintenance and repair
16.5% Airport charges


ЮТэйр
UTair
КАССА
CASH

Branches And Representative Offices Of The Company


ЮТэйр

Beresovsky branch

Location and postal address:
airport, village of Berezovo,
Tyumen region, 628140 Russia
CEO:
Belyakovsky Victor Dmitirevich
Date of opening: 1.01.2000

Noyabrsky branch

Location and postal address:
airport, town of Noyabrsk,
Tyumen region, 629802 Russia
CEO:
Ponomarenko Nikolay Nikolaevich
Date of opening: 28.10.1992

Representative Office of UTair Aviation JSC in Yamal-Nenets Autonomous Area

Location and postal address:
airport, city of Salekhard,
Tyumen region, 629104 Russia
CEO:
Lebedinsky Vasily Stepanovich
Date of opening: 28.10.1992

Tazovsky branch

Location and postal address:
airport, village of Tazovsk,
Tyumen region, 629350 Russia
CEO:
Storozhenko Andrey Vasilievich
Date of opening: 28.10.1992

Flight Safety Specialized Division – branch

Location and postal address:
Plekhanovo airport, city of Tyumen,
625025 Russia
CEO:
Pichugov Sergey Viktorovich
Date of opening: 30.12.1994

General Representative Office of UTair Aviation JSC in Moscow

Location and postal address:
75-24 Myasnitskaya St., Moscow
103000 Russia
CEO:
Babiy Sergey Nikolaevich
Date of opening: 14.08.1995

Tyumen Aviation Company – branch

Location: Roshchino airport,
Tyumen 625033 Russia
Postal address: Plekhanovo airport,
Tyumen, 625025, Russia
CEO:
Pavlichenko Viktor Igorevich
Date of oepning: 20.12.1999

Mys Kamenny branch

Location and postal address:
airport, village of Mys Kamenny,
Tyumen region 629720, Russia
CEO:
Shian Sergey Andreevich
Date of opening: 1.01.2000

Representative Office of UTair Aviation JSC in USA

Location and postal address:
Graybar Building at Grand Central, 420
Lexington Avenue, suiti 300, New York,
NY 10170
CEO:
Kasumov Mamed Vagif-ogly
Date of opening: 8.09.2000

ZapSib-Catering Division – branch

Location and postal address:
airport, city of Surgut, Tyumen region,
Khanty-Mansi Autonomous Area,
628422, Russia
CEO:
Naichuk Anatoly Nikolaevich
Date of opening: 1.12.2002



Main Subsidiaries and Related Companies

Staff Training Center, a non-profit partnership

Location and postal address:
Roshchino airport, Tyumen 625033, Russia.

Share of the Aviation Company in the management of the Staff Training Center: 33,3% of votes.

Share of the Aviation Company in the property of the Staff Training Center: 100%.

Principal activities:

- implementation of education projects in the training, retraining and improvement of qualification of air staff;
- professional training aimed at continuous improvement of professional experience, training of specialists of appropriate qualification;
- implementation of educational projects in the training of skilled personnel according to the lists of professions and specialties adopted by the Government of the Russian Federation.



Shipments and Services Centre, JSC

Location and postal address:
10 Maiskaya St., Surgut, Khanty-Mansi Autonomous Area, Tyumen region 626400, Russia.
Share of the Aviation Company in the management: 100% of votes[1].
Principal activities:
- ticket booking and reservation services at request of passengers for domestic and international flights;
- technological management of booking process, reservation with other carriers;
- handling the reservation and registration of cargo for transportation.

Plant # 26, a Joint-Stock Company

Location and postal address:
Plekhanovo airport, Tyumen 625025, Russia.
Share of the Aviation Company in the authorized capital of the legal entity: 44,52%.
Principal activities:
- overhaul and maintenance of aircraft owned by local and foreign legal and natural persons.

Plekhanono airport, a Limited Liability Company

Location and postal address:
Plekhanovo airport, Tyumen 625025, Russia.
Share of Aviation Company in the authorized capital of the legal person: 100%.
Principal activities:
- operation of special ground equipment;
- let of buildings and constructions, motor cars;
- investing;
- design estimates development.

Kondaavia, a Joint-Stock Company

Location and postal address:
airport, village of Kondinsky, Tyumen region 626300, Russia.
Share of the Aviation Company in the authorized capital of the legal entity: 45,5%.
Principal activities:
- ground servicing of arriving and departing flights, arrival and departure of passengers, mail and cargo;
- urgent maintenance of aircraft;
- chargeable services;
- operation of storage and filling facilities for combustive-lubricating materials.

Surgut airport, a Joint-Stock Company

Location and postal address:
airport, Surgut, Khanty-Mansi Autonomous Area, Tyumen region 626400, Russia.
Share of the Aviation Company in the authorized capital of the legal entity: 26%.
Principal activities:
- operation of aerodromes, airport buildings, ground structures, special ground equipment;
- arrival and departure of passengers, mail and cargo;
- aircraft fuelling;
- repair and construction works;
- let of buildings, constructions, motor cars.

[1] Ownership via related parties.



Tyumenspetsavia, a Joint-Stock Company

Location and postal address: aiport, Nizhne-Tavdinsky district, village of Nizhnyaia Tavda, Tyumen region 626020, Russia.
Authorized capital: 1,000,000
Share of the Aviation Company in the authorized capital of legal entity: 100%.
Principal activities:

- passenger and cargo transportation;
- aerial work for industries, utilization of aircraft for public medical services;
- flight and technical operation of aircraft and special ground equipment;
- operation of airdromes, airport buildings, ground constructions;
- carriage sale;
- chargeable services to natural and legal persons.

Tyumenaviatechsnab, a Joint-Stock Company

Location and postal address: Roshchino airport, Tyumen, 625033, Russia.
Share of the Aviation Company in the authorized capital of the legal entities: 100%.
Principal activities:

- entering into direct contracts for the delivery of material values with industrial enterprises, commercial companies and other enterprises;
- consideration of differences and control over the performance of contractual obligations, timely and complete deliveries;
- timely bringing of claims to the suppliers of products (work, services);
- determination of the consolidate demand in and timely supply of products to customers for the object in construction or reconstruction;
- maintenance of overhaul and rebuilding records, determination of general overhaul need.
- development of lists and creation of permanent stock of aviation and technical property;
- supply of spare parts to the Company's enterprises for putting aircraft into operation.

Air Safety Center, a Limited Liability Company

Location and postal address: Plekhanovo airport, Tyumen 625025, Russia.
Share of the Aviation Company in the authorized capital of the legal entity: 79,8%.
Principal activities:

- assembly, setting and maintenance of electronics, computer and information systems;
- provision of services in civil defense and preparedness activities to air transport companies;
- arrangement of flight rescuing, wrecking and firefighting measures and procedures;
- training of flight security staff for the service of flight rescuing, wrecking and firefighting measures;
- implementation of countermeasures against unauthorized interference in aviation activities.

UTair

A V I A T I O N

UTair
AVIATION

HEAD OFFICE
airport, Khanty-Mansiysk,
the Khanty-Mansi Autonomous Area,
the Tyumen Region, 628012, Russia
www.utair.ru

GENERAL OFFICE IN MOSCOW
p.o. 113, Moscow, 101000, Russia
Tel +7-095-745-40-47
Fax +7-095-745-40-79
www.utair.ru



UTair

A V I A T I O N

UTair Helicopter Services
Airport Surgut
Khanty-Mansiysk Autonomous District
Russia
628012
www.utair.com
e-mail: vkk@gapk.utair.ru
tel.: + 7 3462 770 369
fax.: + 7 3462 243 199

General representative office in Moscow:
tel.: + 7 095 745 40 78
fax.: + 7 095 745 40 79